Exhibit 4.6

July 15, 2013

Mr. Gil Picovsky, Managing Partner
Cukierman & Co. Investment House Ltd.
3 Daniel Frish St., Tel Aviv 64731, Israel

Re: B.O.S Better Online Solutions Ltd. Services Agreement

Dear Sir:

Reference is made to that Services Agreement dated as of April 15, 2003, as supplemented in August 22, 2004 and May 24, 2010, and as amended January 13, 2013 (the "January Amendment"), by and among B.O.S. Better Online Solutions Ltd., BOS-Dimex Ltd. (previously BOScom Ltd.) (together, the “Company”) and Cukierman & Co. Investment House Ltd. (“CIH”) (the “Agreement”). Any term not specifically defined herein shall have the meaning ascribed thereto in the Agreement.

The Agreement provides for a monthly retainer fee (the “Retainer”) of $6,350plus VAT as payment for the Services (in addition to per-transaction success fees). In accordance with the January Amendment, payment of the Retainer is currently made by way of equity (i.e., issuance to CIH of Company’s ordinary shares) instead of in cash, once a year, at the end of each calendar year.

Following a request by CIH, the Company and CIH have agreed to change the timing of the payment of the Retainer to CIH, so that payment will be made once a quarter at the end of each quarter, instead of at the end of each calendar year. There is no change to the amount of the Retainer. The price per share used for the share consideration calculation will be equal to the weighted average closing price of the Ordinary Shares on the applicable stock market on the 20 trading days ending on the last day of the applicable quarter.

This arrangement shall come into effect for Retainer payments due in respect of January 2013 onwards.

We wish to thank you for your continued services and support of the Company.

Sincerely, Eyal Cohen, CFO

Accepted and Agreed:
Cukierman & Co Investment House Ltd.

By: ________________
Name:  Gil Picovsky
Title:    Managing Partner